NO ACT

PE
10-01-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

09012711

November 9, 2009

Received SEC
NOV 09 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 11/9/09

Daniel L. Heard
Kutak Rock LLP
Suite 2000
124 West Capitol Avenue
Little Rock, AR 72201-3706

Re: Tyson Foods, Inc.
Incoming letter dated October 1, 2009

Dear Mr. Heard:

This is in response to your letter dated October 1, 2009 concerning the shareholder proposal submitted to Tyson by St. Scholastica Monastery. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Sr. Maria Deangeli
President
St. Scholastica Monastery
1301 South Albert Pike
Post Office Box 3489
Fort Smith, AR 72913-3489

November 9, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Tyson Foods, Inc.
Incoming letter dated October 1, 2009

The proposal relates to a report.

There appears to be some basis for your view that Tyson may exclude St. Scholastica Monastery as a co-proponent of the proposal under rule 14a-8(e)(2) because Tyson received the submission from St. Scholastica Monastery after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Tyson omits St. Scholastica Monastery as a co-proponent in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Tyson relies.

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

KUTAK ROCK LLP

SUITE 2000
124 WEST CAPITOL AVENUE
LITTLE ROCK, ARKANSAS 72201-3706

501-975-3000
FACSIMILE 501-975-3001

www.kutakrock.com

NORTHWEST ARKANSAS OFFICE
SUITE 400
234 EAST MILLSAP ROAD
FAYETTEVILLE, ARKANSAS 72703-4099
479-973-4200

ATLANTA
CHICAGO
DENVER
DES MOINES
FAYETTEVILLE
IRVINE
KANSAS CITY
LOS ANGELES
OKLAHOMA CITY
OMAHA
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WASHINGTON
WICHITA

DANIEL L. HEARD
daniel.heard@kutakrock.com
(501) 975-3000

October 1, 2009

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Tyson Foods, Inc. – Notice of Intent to Omit from Proxy Materials Shareholder Proposal of the St. Scholastica Monastery

Ladies and Gentlemen:

This letter is submitted on behalf of Tyson Foods, Inc., a Delaware corporation ("Tyson"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of Tyson's intention to exclude from its proxy materials for its 2010 Annual Meeting of Shareholders (the "2010 Proxy Materials") a shareholder proposal (the "St. Scholastica Proposal") from St. Scholastica Monastery ("St. Scholastica"). Tyson requests confirmation that the staff of the Division of Corporate Finance (the "Staff") will not recommend enforcement action to the Commission if Tyson excludes the St. Scholastica Proposal from its 2010 Proxy Materials in reliance on Rule 14a-8.

Pursuant to Rule 14a-8(j) and *Staff Bulletin No. 14D* (November 7, 2008), we have submitted this letter and its attachments to the Commission via email at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to St. Scholastica as notification of Tyson's intention to omit the St. Scholastica Proposal from its 2010 Proxy Materials. We would also be happy to provide you with a copy of each of the no-action letters referenced herein on a supplemental basis per your request.

Tyson intends to file its 2010 Proxy Materials on or about December 22, 2009.

The Proposal

Tyson received the St. Scholastica Proposal on September 3, 2009. A full copy of the St. Scholastica Proposal is attached as Exhibit A. The St. Scholastica Proposal's resolution reads as follows:

> **Resolved:** Shareholders request that Tyson Foods (Tyson) issue a report, at reasonable cost and omitting proprietary information, describing how the company will reduce the environmental impacts of both company-owned farms, and contract animal farms that comprise Tyson's animal supply. The report should include specific goals and time lines and be made available to shareholders by October 31, 2010.

Bases for Exclusion

Tyson believes that the St. Scholastica Proposal may be properly omitted from the 2010 Proxy Materials pursuant to Rule 14a-8 for the reasons set forth below:

I. The St. Scholastica Proposal may be excluded under Rule 14a-8(e)(2) because it was submitted to Tyson by St. Scholastica after the deadline for submission of shareholder proposals stated in Tyson's 2009 proxy statement.

With respect to a proposal submitted for a regularly scheduled annual meeting, Rule 14a-8(e)(2) provides that if the current year's annual meeting is within 30 days of the previous year's meeting, the proposal must be received at the company's principal executive offices not less than 120 calendar days before the date the company's proxy statement was released to shareholders in connection with the previous year's annual meeting. In its 2009 proxy statement, Tyson informed its stockholders that the deadline for submission of stockholder proposals for inclusion in the 2010 Proxy Materials was September 1, 2009, as is shown in Exhibit B. Tyson properly calculated this deadline in accordance with Rule 14a-8(e). The date of the 2010 annual meeting, which is scheduled for February 5, 2010, is within 30 days of the date of last year's annual meeting, February 6, 2009. Consequently, the 120-day requirement found in Rule 14a-8(e)(2) applies. September 1, 2009 is 120 days before December 30th, which is the date Tyson released its 2009 proxy statement. Therefore, September 1, 2009 was the properly calculated deadline in accordance with Rule 14a-8(e).

St. Scholastica sent the St. Scholastica Proposal to Tyson via regular U.S. mail on September 1, 2009 from Fort Smith, Arkansas. *See* Exhibit C. However, the St. Scholastica Proposal was not received by Tyson until September 3, 2009, which is two days after the submission deadline. As such, the St. Scholastica Proposal was untimely submitted and is subject to exclusion under Rule 14a-8(e)(2).

The Staff has made it very clear that it will strictly enforce the deadline for the submission of proposals without inquiring as to reasons for failure to meet the deadline, even in cases where a proposal is received only one day late. *City National Corporation*, SEC No-Action Letter (Jan. 17, 2008) (concurring that proposal may be excluded because company received it one day after deadline). Furthermore, the Staff has placed the burden on proponents of shareholder proposals to submit their proposals by means that ensure a proposal will be received at the company's principal executive offices prior to the properly determined deadline.

See Staff Bulletin No. 14 (July 13, 2001). In this case, St. Scholastica failed to carry its burden. Therefore, Tyson should be permitted to exclude the St. Scholastica Proposal from the 2010 Proxy Materials in accordance with Rule 14a-8(e)(2).

Pursuant to Rule 14a-8(f)(1) and *Staff Bulletin No. 14*, Tyson did not provide St. Scholastica with a 14-day notice of defect generally required under Rule 14a-8(f)(1) because failure to submit a proposal by a company's properly determined deadline is an incurable deficiency.

II. The St. Scholastica Proposal may be excluded under Rule 14a-8(i)(11) because it is identical to another proposal previously submitted to Tyson that will be included in the 2010 Proxy Materials, unless it is otherwise excludable pursuant to Rule 14a-8.

A. Background

On August 31, 2009, Tyson received a shareholder proposal from the General Board of Pension and Health Benefits of The United Methodist Church ("GBPHB") for inclusion in the 2010 Proxy Materials (the "GBPHB Proposal"). A full copy of the GBPHB Proposal is attached as Exhibit D. On September 1, 2009, Tyson received shareholder proposals from Emerald Assurance Cayman, Ltd. (the "Emerald Proposal") and CHRISTUS Health (the "CHRISTUS Proposal"). Full copies of both the Emerald Proposal and the CHRISTUS Proposal are attached as Exhibit E and Exhibit F, respectively. As discussed above, Tyson received the St. Scholastica Proposal on September 3, 2009. The GBPHB Proposal, the Emerald Proposal, the CHRISTUS Proposal and the St. Scholastica Proposal are identical, and the cover letters that accompanied the Emerald Proposal, the CHRISTUS Proposal and the St. Scholastica Proposal each make reference to their respective proponent's intention to "co-file" its shareholder proposal with GBPHB.

The GBPHB Proposal, the Emerald Proposal, the CHRISTUS Proposal, and the St. Scholastica Proposal were all procedurally deficient. The GBPHB Proposal was deficient because the written statement from the record holder of the Tyson shares held by GBPHB did not show its ownership of Tyson shares as of the date of the GBPHB Proposal as required pursuant to Rule 14a-8(b)(2) of the Exchange Act. *See Staff Bulletin No. 14* (July 13, 2001). GBPHB's written confirmation from BNY Mellon Asset Servicing showed GBPHB's ownership as of August 27, 2009, but the GBPHB Proposal was dated as of August 29, 2009 and was received by Tyson on August 31, 2009. The Emerald Proposal and the CHRISTUS Proposal were deficient because they did not include with their proposals a statement from the record holder of the Tyson shares verifying that they held the requisite number of shares for at least one year, as required by Rule 14a-8(b)(2). Emerald Assurance Cayman, Ltd. and CHRISTUS Health each provided their written confirmations separately and after Tyson had received their respective shareholder proposals. Finally, the St. Scholastica Proposal was deficient because it failed to provide proof of stock ownership in accordance with Rule 14a-8(b)(2) and, as discussed in Part I of this letter, was untimely submitted.

On September 8, 2009, Tyson provided written notices of deficiency to GBPHB, Emerald Assurance Cayman, Ltd., and CHRISTUS Health. Full copies of the written notices of deficiency provided to GBPHB, Emerald Assurance Cayman, Ltd., and CHRISTUS Health are attached as Exhibit G, Exhibit H, and Exhibit I, respectively. As noted above, pursuant to Rule 14a-8(f)(1) and Staff Bulletin No. 14, Tyson did not provide St. Scholastica Monastery with a written notice of deficiency generally required under Rule 14a-8(f)(1) because failure to submit a proposal by a company's properly determined deadline is an incurable deficiency.

GBPHB responded to Tyson by properly resubmitting its proposal with a confirmation statement that complied with Rule 14a-8(b)(2) on September 14, 2009. A full copy of GBPHB's response is attached as Exhibit J.

Subsequently, Emerald Assurance Cayman, Ltd. and CHRISTUS Health responded to Tyson by properly resubmitting their proposals with confirmation statements that complied with Rule 14a-8(b)(2) on September 24, 2009. Full copies of Emerald Assurance Cayman, Ltd.'s and CHRISTUS Health's responses are attached as Exhibit K and Exhibit L, respectively.

On October 1, 2009, Tyson submitted no-action letter requests to the Staff on the basis that Tyson is entitled to exclude the Emerald Proposal and the CHRISTUS Proposal from the 2010 Proxy Materials under Rule 14a-8(i)(11) (based on substantially similar reasons to those described in this Part II to this letter). In the event the Staff does not concur with Tyson's view that the St. Scholastica Proposal can be excluded from the 2010 Proxy Materials under Rule 14a-8(e) as discussed in Part I of this letter, Tyson expects the Staff to concur with Tyson's view that the St. Scholastica Proposal may also be excluded from the 2010 Proxy Materials because it was the last received of four identical proposals. Tyson plans to include the GBPHB Proposal in its 2010 Proxy Materials. If Tyson includes the GBPHB Proposal in its 2010 Proxy Materials, Tyson intends to exclude the St. Scholastica Proposal from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(11).

B. Rule 14a-8(i)(11)

Rule 14a-8(i)(11) permits a company to exclude a shareholder proposal if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The purpose underlying the exclusion found in Rule 14a-8(i)(11) is "to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976) (discussing the predecessor of Rule 14a-8(i)(11)). The standard applied in determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." When a company receives two or more substantially duplicative proposals that are not otherwise excludable pursuant to Rule 14a-8, the Staff has indicated that the company must include in its proxy materials the proposal it received first and exclude the other. *See Proctor & Gamble Co.,* SEC No-Action Letter (July 21, 2009) (the excluded proposal was received by Proctor & Gamble, Co. one day after the proposal that was to be included in its proxy materials was received).

C. The St. Scholastica Proposal is identical to the GBPHB Proposal and may be properly excluded under Rule 14a-8(i)(11).

If the Staff does not concur that the St. Scholastica Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(e), then, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), Tyson believes that the St. Scholastica Proposal may be excluded as substantially duplicative of the GBPHB Proposal.

The GBPHB Proposal's resolution reads as follows:

> **Resolved:** Shareholders request that Tyson Foods (Tyson) issue a report, at reasonable cost and omitting proprietary information, describing how the company will reduce the environmental impacts of both company-owned farms, and contract animal farms that comprise Tyson's animal supply. The report should include specific goals and time lines and be made available to shareholders by October 31, 2010.

This compares with the resolution in the St. Scholastica Proposal which reads as follows:

> **Resolved:** Shareholders request that Tyson Foods (Tyson) issue a report, at reasonable cost and omitting proprietary information, describing how the company will reduce the environmental impacts of both company-owned farms, and contract animal farms that comprise Tyson's animal supply. The report should include specific goals and time lines and be made available to shareholders by October 31, 2010.

As shown above, not only do the two proposals' resolutions present the same principal thrust or focus, they are absolutely identical. In fact, the proposals' resolutions as well as their supporting statements are identical. Furthermore, the Emerald Proposal and the CHRISTUS Proposal are equally identical in all respects to the GBPHB Proposal and the St. Scholastica Proposal. A cover letter that accompanied the St. Scholastica Proposal even stated its "intention to co-file this shareholder proposal with" GBPHB, effectively admitting that the St. Scholastica Proposal and the GBPHB Proposal are the same. St. Scholastica, Emerald Assurance Cayman, Ltd., CHRISTUS Health and GBPHB also appoint the same person as the contact person for their respective shareholder proposals.

Including multiple proposals addressing the same issue in identical terms in the same proxy statement may confuse shareholders and ultimately leave the company to manage identical proposals, one of which passed while the other did not. If both proposals are included in Tyson's 2010 Proxy Materials and presented to shareholders for a vote, there is a great risk that shareholders would be unsure of what exactly they were voting on, what their vote would mean, and why there are two identical proposals. Could a shareholder vote for one proposal and not the other? Could a shareholder vote for both?

In this case, Tyson received the GBPHB Proposal on August 31, 2009, the Emerald Proposal and the CHRISTUS Proposal on September 1, 2009, and the St. Scholastica Proposal on September 3, 2009, and all were procedurally deficient. The GBPHB Proposal's deficiency was cured on September 14, 2009, making it the first of four identical proposals to be brought into compliance with all relevant provisions of Rule 14a-8. Consequently, if the GBPHB Proposal, the Emerald Proposal, the CHRISTUS Proposal, and the St. Scholastica Proposal are not otherwise excludable under Rule 14a-8 of the Exchange Act, Tyson will be required to include the GBPHB Proposal instead of the others. *See Proctor & Gamble Co.*, SEC No-Action Letter (July 21, 2009) (the excluded proposal was received by Proctor & Gamble, Co. one day after the proposal that was to be included in its proxy materials was received).

In conclusion, if the Staff does not concur that the St. Scholastica Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(e), then, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11) and for the reasons referenced above, Tyson believes that the St. Scholastica Proposal may be excluded as substantially duplicative of the GBPHB Proposal.

Conclusion

Based upon the forgoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if Tyson excludes the St. Scholastica Proposal from its 2010 Proxy Materials pursuant to Rule 14a-8. We would be happy to provide you with any additional information and answer any question that you may have regarding this matter. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer with you prior to the determination of the Staff's final position.

Please do not hesitate to call me at (501) 975-3133 if I can be of any further assistance in this matter. In my absence, you may contact my partner, Chris Pledger, at (501) 975-3112.

Thank you for your consideration.

Respectfully Submitted,

Daniel L. Heard

4849-4350-2852.4

cc: R. Read Hudson, Vice President, Associate General Counsel and Secretary, Tyson Foods, Inc.

Ms. Anita Green
General Board of Pension and Health Benefits
of the United Methodist Church
anita_green@gbophb.org

Sr. Maria Deangeli
President
ST. SCHOLASTICA MONASTERY
1301 South Albert Pike
P.O. Box 349
Fort Smith, AR 72913-3489

Enclosures

EXHIBIT A

ST. SCHOLASTICA MONASTERY

Benedictine Sisters

1301 South Albert Pike
Post Office Box 3489
Fort Smith, Arkansas 72913-3489
Telephone (479) 783-4147

August 31, 2009

R. Read Hudson,
Vice President, Associate General Counsel and Secretary
Tyson Foods, Inc.
2210 W. Oaklawn Drive
Springdale, AR 72761-6999

Dear Mr. Hudson:

I am writing you on behalf of ST. SCHOLASTICA MONASTERY in support the stockholder resolution on Expanding Sustainability Reporting. In brief, the proposal requests that Tyson Foods expand its sustainability report to include measurements, goals and metrics for company – owned and contract animal farms.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with General Board of Pensions and Health Benefits for consideration and action by the shareholders at the 2010 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2010 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 4,600 shares of Tyson Foods, Inc. stock and intend to hold $2,000 worth through the date of the 2010 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Anita Green, Manager of Socially Responsible Investing, -- General Board of Pension & Health Benefits – anita_green@gbophb.org

Respectfully yours,

Sr. Maria DeAngeli

SR. MARIA DEANGELI, PRESIDENT

Enclosure: 2010 Shareholder Resolution

Fax 479-782-4352 • E-mail: monastery@scholasticafortsmith.org • Website: www.scholasticafortsmith.org

Environmental Sustainability/Concentrated Animal Feeding Operation
2010 – Tyson Foods, Inc.

Resolved: Shareholders request that Tyson Foods (Tyson) issue a report, at reasonable cost and omitting proprietary information, describing how the company will reduce the environmental impacts of both company-owned farms, and contract animal farms that comprise Tyson's animal supply. The report should include specific goals and time lines and be made available to shareholders by October 31, 2010.

Supporting Statement: Our company is the world's largest processor and marketer of chicken, beef, and pork, and the second-largest food production company in the *Fortune 500*. Tyson relies heavily on contract farms to provide its supply of animals, for example, the company sources chickens from 87 company-owned farms and approximately 6,700 contract farms. While Tyson currently produces a Sustainability Report that addresses several environmental issues (i.e. freight shipping, packaging, solid waste) related to its feed mills and animal processing facilities, the report does not include goals or metrics for company-owned or contract animal farms.

Concentrated Animal Feeding Operations (CAFOs) are known to emit pollutants such as ammonia, arsenic, hydrogen sulfides, and airborne pathogens. Our company's management noted in the 2008 Form 10-K, "…contract growers care for and raise the chicks according to our standards, with advice from our technical service personnel…" and, "We also enter into various risk-sharing and procurement arrangements with [beef] producers…" Given Tyson's high level of control over its supply of animals throughout their life cycle, concerns arise about the environmental liabilities resulting from our company's contract and company-owned farms.

In a 2003 ruling that may have national implications, a federal court ruled that Tyson Foods shared responsibility for pollution stemming from CAFOs owned by contract farmers in Kentucky.

Efforts to mitigate the environmental impact of CAFOs have been considered by many state and local governments, ranging from proposals to ban new CAFOs (Michigan, Idaho, Tennessee) to testing emissions for levels of ammonia, hydrogen sulfide, nitrogen and phosphorus (Minnesota, Maryland).

We commend Tyson for the environmental programs implemented at its processing plants, which address energy use, solid waste and air emissions. However, in light of growing pressure to hold meat processors responsible and accountable for the environmental performance of their contract farms, we are concerned about the long-term sustainability of the company's business model and we want to ensure that the company is addressing an issue that could adversely affect shareholder value. We also believe that sustainability reports should be comprehensive and reflect all of the company's business operations. Tyson's management must have complete and reliable information in order to make sound business decisions that will preserve shareholder value.

Expanding environmental reporting to include contract and company-owned CAFOs will provide investors and management with a better understanding of Tyson's potential environmental liabilities and opportunities associated with the company's integrated business model.

EXHIBIT B

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The Company's directors and executive officers are required to file under the Securities Exchange Act of 1934 reports of ownership and changes of ownership with the SEC.

Based solely on information provided to the Company by individual directors and executive officers, the Company believes that during fiscal year 2008, all filing requirements applicable to directors and executive officers have been complied with in a timely manner except as follows: Messrs. Lochner, Miquelon, Richard A. Greubel and William W. Lovette each filed a Form 4 two days late for an award of performance shares and former director Leland E. Tollett filed a Form 4 late for a gift of shares.

SHAREHOLDER PROPOSALS

Proposals of shareholders intended to be presented at the 2010 Annual Meeting of Shareholders (the "2010 Annual Meeting") must be received by the Company on or before September 1, 2009 in order to be eligible for inclusion in the Company's Proxy Statement and form of proxy. To be so included, a proposal must also comply with all applicable provisions of Rule 14a-8 under the Securities Exchange Act of 1934.

Additionally, the Company's by-laws provide that for a shareholder proposal to be brought before and considered at an annual meeting by a shareholder proponent (the "Proponent"), such Proponent must provide, deliver or mail notice thereof to the Secretary of the Company at the principal executive office of the Company (and the Secretary must receive such notice) not less than 75 days nor more than 100 days prior to the date of such annual meeting. For such provision to be effective, the Company must have provided notice to shareholders, or otherwise publicly disclose, the date of the annual meeting at least 85 days in advance thereof. If no notice or public disclosure is made by the Company within that time frame, the Proponent's notice to be timely received must be received not later than the close of business on the tenth day following the day on which notice of the meeting is actually mailed to shareholders or public disclosure of the meeting date is actually made. The actual date of the Company's 2010 Annual Meeting has not yet been determined. The Company anticipates that public disclosure of the date of the 2010 Annual Meeting will be made in the Company's Quarterly Report on Form 10-Q for the third quarter of fiscal year 2009, which report will be filed with the SEC no later than August 10, 2009.

SHAREHOLDER COMMUNICATIONS

Shareholders and other interested parties may direct communications to individual directors, including the Lead Independent Director, to a Board committee, the non-management directors as a group or to the Board as a whole, by addressing the communication to the named individual, the committee, the non-management directors as a group or the Board as a whole, c/o Tyson Foods, Inc., Attention: Secretary, 2200 Don Tyson Parkway, Springdale, AR 72762-6999.

EXPENSES OF SOLICITATION

The cost of soliciting proxies will be borne by the Company. Solicitations may be made by executive officers, directors and employees of the Company personally or by mail, telephone or other similar means of communication. Solicitation by such persons will be made on a part-time basis and no special compensation other than reimbursement of actual expenses incurred in connection with such solicitation will be paid.

ADDITIONAL INFORMATION AVAILABLE

Upon written request of any shareholder, the Company will furnish a copy of the Company's 2008 Annual Report on Form 10-K, as filed with the SEC, including the financial statements and schedules thereto. The

EXHIBIT C

ST. SCHOLASTICA MONASTERY
1301 South Albert Pike
Post Office Box 3489
Fort Smith, AR 72913-3489

FORT SMITH AR 729
01 SEP 2009 PM 1 T



To
R. READ HUDSON
VICE PRESIDENT
TYSON FOODS, INC.
2210 W. OAKLAWN DRIVE
SPRINDALE, AR - 72761

7276226999

EXHIBIT D

GENERAL BOARD OF PENSION AND HEALTH BENEFITS
OF THE UNITED METHODIST CHURCH

Caring For Those Who Serve

1201 Davis Street
Evanston, Illinois 60201-4118
847-869-4550
www.gbophb.org

August 29, 2009

R. Read Hudson
Associate General Counsel & Secretary
Tyson Foods, Inc.
2210 West Oaklawn Drive
Springdale, AR 72762-6999

RE: Shareholder Proposal

Dear Mr. Hudson:

The General Board of Pension and Health Benefits of The United Methodist Church (General Board), beneficial owner of 44,958 shares of Tyson Foods stock, is filing the enclosed shareholder proposal for consideration and action at your 2010 Annual Meeting. In brief, the proposal requests that Tyson Foods expand its sustainability report to include measurements, goals and metrics for company – owned and contract animal farms. Per Regulation 14A-12 of the Securities and Exchange Commission (SEC) Guidelines, please include our proposal in the proxy statement.

In accordance with SEC Regulation 14A-8, the General Board has held shares of Tyson Foods totaling at least $2,000 in market value continuously for at least one year prior to the date of this filing. Proof of ownership is enclosed. It is the General Board's intent to maintain ownership of Tyson Foods stock through the date of the 2010 Annual Meeting.

We are hopeful that a meeting to discuss sustainability issues, as requested in my letter addressed to Kevin J. Igli on July 20, 2009, may yet take place. Please feel free to call Anita Green, our Manager of Socially Responsible Investing, with suggested dates or any questions or comments. She is available at 847-866-5287, or by e-mail at anita_green@gbophb.org.

I look forward to hearing from you.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
Director, Corporate Relations

GENERAL BOARD OF PENSION AND HEALTH BENEFITS
OF THE UNITED METHODIST CHURCH

Caring For Those Who Serve

1201 Davis Street
Evanston, Illinois 60201-4118
847-869-4550
www.gbophb.org

Environmental Sustainability/Concentrated Animal Feeding Operation
2010 – Tyson Foods, Inc.

Resolved: Shareholders request that Tyson Foods (Tyson) issue a report, at reasonable cost and omitting proprietary information, describing how the company will reduce the environmental impacts of both company-owned farms, and contract animal farms that comprise Tyson's animal supply. The report should include specific goals and time lines and be made available to shareholders by October 31, 2010.

Supporting Statement: Our company is the world's largest processor and marketer of chicken, beef, and pork, and the second-largest food production company in the *Fortune 500*. Tyson relies heavily on contract farms to provide its supply of animals, for example, the company sources chickens from 87 company-owned farms and approximately 6,700 contract farms. While Tyson currently produces a Sustainability Report that addresses several environmental issues (i.e. freight shipping, packaging, solid waste) related to its feed mills and animal processing facilities, the report does not include goals or metrics for company-owned or contract animal farms.

Concentrated Animal Feeding Operations (CAFOs) are known to emit pollutants such as ammonia, arsenic, hydrogen sulfides, and airborne pathogens. Our company's management noted in the 2008 Form 10-K, "...contract growers care for and raise the chicks according to our standards, with advice from our technical service personnel..." and, "We also enter into various risk-sharing and procurement arrangements with [beef] producers..." Given Tyson's high level of control over its supply of animals throughout their life cycle, concerns arise about the environmental liabilities resulting from our company's contract and company-owned farms.

In a 2003 ruling that may have national implications, a federal court ruled that Tyson Foods shared responsibility for pollution stemming from CAFOs owned by contract farmers in Kentucky.

Efforts to mitigate the environmental impact of CAFOs have been considered by many state and local governments, ranging from proposals to ban new CAFOs (Michigan, Idaho, Tennessee) to testing emissions for levels of ammonia, hydrogen sulfide, nitrogen and phosphorus (Minnesota, Maryland).

We commend Tyson for the environmental programs implemented at its processing plants, which address energy use, solid waste and air emissions. However, in light of growing pressure to hold meat processors responsible and accountable for the environmental performance of their contract farms, we are concerned about the long-term sustainability of the company's business model and we want to ensure that the company is addressing an issue that could adversely affect shareholder value. We also believe that sustainability reports should be comprehensive and reflect all of the company's business operations. Tyson's management must have complete and reliable information in order to make sound business decisions that will preserve shareholder value.

Expanding environmental reporting to include contract and company-owned CAFOs will provide investors and management with a better understanding of Tyson's potential environmental liabilities and opportunities associated with the company's integrated business model.

BNY MELLON

August 27, 2009

Vidette Bullock Mixon
General Board of Pension and Health Benefits
Of the United Methodist Church
1201 Davis Street
Evanston, IL 60201

Dear Ms. Vidette Bullock Mixon

This letter is in response to a request for confirmation that the General Board of Pension and Health Benefits of the United Methodist Church has continuously owned shares of Tyson Foods common stock, since July 31, 2008 and that those shares have continuously maintained a market value of at least $2,000.00

The security is currently held by Mellon Trust, Master Custodian, for the General Board of Pension and Health Benefits of the United Methodist Church in our nominee name at Depository Trust Company

Please contact me directly at 412-234-6104 with any questions.

Sincerely,

Joshua Frantz
Service Delivery Officer
BNY Mellon

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Ship date Aug 28, 2009
Delivery date Aug 31, 2009 8:51 AM

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Aug 31, 2009 6:42 AM	At local FedEx facility	SPRINGDALE, AR	
Aug 31, 2009 1:33 AM	At dest sort facility	TULSA, OK	
Aug 30, 2009 2:26 PM	Departed FedEx location	MEMPHIS, TN	
Aug 29, 2009 1:22 PM	In transit	MEMPHIS, TN	
Aug 29, 2009 9:59 AM	Arrived at FedEx location	MEMPHIS, TN	
Aug 28, 2009 7:53 PM	Left FedEx origin facility	SKOKIE, IL	
Aug 28, 2009 6:39 PM	Picked up	SKOKIE, IL	

EXHIBIT E

OUR MISSION To Extend the Healing Ministry of Jesus Christ

CHRISTUS Health

August 31, 2009

R. Read Hudson,
Vice President, Associate General Counsel and Secretary
Tyson Foods, Inc.
2210 W. Oaklawn Drive
Springdale, AR 72761-6999

Dear Mr. Hudson;

I am writing you on behalf of Emerald Assurance Cayman, Ltd. in support of the stockholder resolution on Expanding Sustainability Reporting. In brief, the proposal requests that Tyson Foods expand its sustainability report to include measurements, goals and metrics for company – owned and contract animal farms.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with General Board of Pensions and Health Benefits for consideration and action by the shareholders at the 2010 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2010 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 1,100 shares of Tyson Foods, Inc. stock and intend to hold $2,000 worth through the date of the 2010 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Anita Green, Manager of Socially Responsible Investing, -- General Board of Pension & Health Benefits – anita_green@gbophb.org

Respectfully yours,

Joseph J. Gonzalez
Manager, Community Health and Investment Programs

Enclosure: 2010 Shareholder Resolution

Cc: *Julie Wokaty – ICCR staff – jwokaty@iccr.org*
SRIC - info@sric-south.org
Anita Green -- General Board of Pension & Health Benefits – anita_green@gbophb.org

2707 North Loop West | Houston | TX 77008
Tel 281 936 3000

Environmental Sustainability/Concentrated Animal Feeding Operation
2010 – Tyson Foods, Inc.

Resolved: Shareholders request that Tyson Foods (Tyson) issue a report, at reasonable cost and omitting proprietary information, describing how the company will reduce the environmental impacts of both company-owned farms, and contract animal farms that comprise Tyson's animal supply. The report should include specific goals and time lines and be made available to shareholders by October 31, 2010.

Supporting Statement: Our company is the world's largest processor and marketer of chicken, beef, and pork, and the second-largest food production company in the *Fortune 500*. Tyson relies heavily on contract farms to provide its supply of animals, for example, the company sources chickens from 87 company-owned farms and approximately 6,700 contract farms. While Tyson currently produces a Sustainability Report that addresses several environmental issues (i.e. freight shipping, packaging, solid waste) related to its feed mills and animal processing facilities, the report does not include goals or metrics for company-owned or contract animal farms.

Concentrated Animal Feeding Operations (CAFOs) are known to emit pollutants such as ammonia, arsenic, hydrogen sulfides, and airborne pathogens. Our company's management noted in the 2008 Form 10-K, "...contract growers care for and raise the chicks according to our standards, with advice from our technical service personnel..." and, "We also enter into various risk-sharing and procurement arrangements with [beef] producers..." Given Tyson's high level of control over its supply of animals throughout their life cycle, concerns arise about the environmental liabilities resulting from our company's contract and company-owned farms.

In a 2003 ruling that may have national implications, a federal court ruled that Tyson Foods shared responsibility for pollution stemming from CAFOs owned by contract farmers in Kentucky.

Efforts to mitigate the environmental impact of CAFOs have been considered by many state and local governments, ranging from proposals to ban new CAFOs (Michigan, Idaho, Tennessee) to testing emissions for levels of ammonia, hydrogen sulfide, nitrogen and phosphorus (Minnesota, Maryland).

We commend Tyson for the environmental programs implemented at its processing plants, which address energy use, solid waste and air emissions. However, in light of growing pressure to hold meat processors responsible and accountable for the environmental performance of their contract farms, we are concerned about the long-term sustainability of the company's business model and we want to ensure that the company is addressing an issue that could adversely affect shareholder value. We also believe that sustainability reports should be comprehensive and reflect all of the company's business operations. Tyson's management must have complete and reliable information in order to make sound business decisions that will preserve shareholder value.

Expanding environmental reporting to include contract and company-owned CAFOs will provide investors and management with a better understanding of Tyson's potential environmental liabilities and opportunities associated with the company's integrated business model.

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Delivery date	Sep 1, 2009 8:59 AM	Signature Proof of Delivery

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Date/Time	Activity	Location	Details
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Sep 1, 2009 8:45 AM	On FedEx vehicle for delivery	SPRINGDALE, AR	
Sep 1, 2009 7:58 AM	At local FedEx facility	SPRINGDALE, AR	
Sep 1, 2009 4:17 AM	At dest sort facility	TULSA, OK	
Sep 1, 2009 3:34 AM	Departed FedEx location	FORT WORTH, TX	
Aug 31, 2009 11:56 PM	Arrived at FedEx location	FORT WORTH, TX	
Aug 31, 2009 8:39 PM	Left FedEx origin facility	HOUSTON, TX	
Aug 31, 2009 6:46 PM	Picked up	HOUSTON, TX	
Aug 31, 2009 4:34 PM	Shipment information sent to FedEx		

Christus Health [illegible]
Letter dated [illegible]

EXHIBIT F

OUR MISSION "To Extend the Healing Ministry of Jesus Christ"

CHRISTUS Health

August 31, 2009

R. Read Hudson,
Vice President, Associate General Counsel and Secretary
Tyson Foods, Inc.
2210 W. Oaklawn Drive
Springdale, AR 72761-6999

Dear Mr. Hudson:

I am writing you on behalf of CHRISTUS Health in support of the stockholder resolution on Expanding Sustainability Reporting. In brief, the proposal requests that Tyson Foods expand its sustainability report to include measurements, goals and metrics for company – owned and contract animal farms.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with General Board of Pensions and Health Benefits for consideration and action by the shareholders at the 2010 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2010 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 1,700 shares of Tyson Foods, Inc. stock and intend to hold $2,000 worth through the date of the 2010 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Anita Green, Manager of Socially Responsible Investing, -- General Board of Pension & Health Benefits – anita_green@gbophb.org

Respectfully yours,

Joseph J. Gonzalez
Manager, Community Health and Investment Programs

Enclosure: 2010 Shareholder Resolution

Cc: *Julie Wokaty – ICCR staff – jwokaty@iccr.org*
SRIC – info@sric-south.org
Anita Green -- General Board of Pension & Health Benefits – anita_green@gbophb.org

Environmental Sustainability/Concentrated Animal Feeding Operation
2010 – Tyson Foods, Inc.

Resolved: Shareholders request that Tyson Foods (Tyson) issue a report, at reasonable cost and omitting proprietary information, describing how the company will reduce the environmental impacts of both company-owned farms, and contract animal farms that comprise Tyson's animal supply. The report should include specific goals and time lines and be made available to shareholders by October 31, 2010.

Supporting Statement: Our company is the world's largest processor and marketer of chicken, beef, and pork, and the second-largest food production company in the *Fortune 500*. Tyson relies heavily on contract farms to provide its supply of animals, for example, the company sources chickens from 87 company-owned farms and approximately 6,700 contract farms. While Tyson currently produces a Sustainability Report that addresses several environmental issues (i.e. freight shipping, packaging, solid waste) related to its feed mills and animal processing facilities, the report does not include goals or metrics for company-owned or contract animal farms.

Concentrated Animal Feeding Operations (CAFOs) are known to emit pollutants such as ammonia, arsenic, hydrogen sulfides, and airborne pathogens. Our company's management noted in the 2008 Form 10-K, "...contract growers care for and raise the chicks according to our standards, with advice from our technical service personnel..." and, "We also enter into various risk-sharing and procurement arrangements with [beef] producers..." Given Tyson's high level of control over its supply of animals throughout their life cycle, concerns arise about the environmental liabilities resulting from our company's contract and company-owned farms.

In a 2003 ruling that may have national implications, a federal court ruled that Tyson Foods shared responsibility for pollution stemming from CAFOs owned by contract farmers in Kentucky.

Efforts to mitigate the environmental impact of CAFOs have been considered by many state and local governments, ranging from proposals to ban new CAFOs (Michigan, Idaho, Tennessee) to testing emissions for levels of ammonia, hydrogen sulfide, nitrogen and phosphorus (Minnesota, Maryland).

We commend Tyson for the environmental programs implemented at its processing plants, which address energy use, solid waste and air emissions. However, in light of growing pressure to hold meat processors responsible and accountable for the environmental performance of their contract farms, we are concerned about the long-term sustainability of the company's business model and we want to ensure that the company is addressing an issue that could adversely affect shareholder value. We also believe that sustainability reports should be comprehensive and reflect all of the company's business operations. Tyson's management must have complete and reliable information in order to make sound business decisions that will preserve shareholder value.

Expanding environmental reporting to include contract and company-owned CAFOs will provide investors and management with a better understanding of Tyson's potential environmental liabilities and opportunities associated with the company's integrated business model.

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Delivery date Sep 1, 2009 8:59 AM

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Signature Proof of Delivery

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Date/Time	Activity	Location	Details
Sep 1, 2009 8:59 AM	Delivered	Springdale, AR	
Sep 1, 2009 8:45 AM	On FedEx vehicle for delivery	SPRINGDALE, AR	
Sep 1, 2009 7:58 AM	At local FedEx facility	SPRINGDALE, AR	
Sep 1, 2009 4:17 AM	At dest sort facility	TULSA, OK	
Sep 1, 2009 3:34 AM	Departed FedEx location	FORT WORTH, TX	
Aug 31, 2009 11:56 PM	Arrived at FedEx location	FORT WORTH, TX	
Aug 31, 2009 8:39 PM	Left FedEx origin facility	HOUSTON, TX	
Aug 31, 2009 6:46 PM	Picked up	HOUSTON, TX	
Aug 31, 2009 3:53 PM	Shipment information sent to FedEx		

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[illegible]

Letter dated [illegible]

EXHIBIT G

Tyson Foods, Inc.

September 8, 2009

Via Federal Express

Ms. Videtie Bullock Mixon
Director, Corporate Relations
General Board of Pension and Health Benefits
of the United Methodist Church
1201 Davis Street
Evanston, Illinois 60201-4118

Dear Ms. Mixon:

We recently received a shareholder proposal dated as of August 29, 2009 and submitted by you on behalf of the General Board of Pension and Health Benefits of the United Methodist Church (the "GBPHB"), which you requested be included in Tyson Foods, Inc.'s ("Tyson") proxy statement for its 2010 annual shareholders' meeting.

Under Rule 14a-8(b)(2) of the Securities Exchange Act of 1934, as amended, a proponent of a shareholder proposal that does not own its shares of record must provide a written statement from the record holder verifying that, ***at the time of submission of the proposal***, the proponent continuously owned the requisite number of shares. Although we received a written statement from the Bank of New York Mellon Asset Servicing ("BNY Mellon") confirming the GBPHB's ownership of Tyson common stock, the letter from BNY Mellon was dated August 27, 2009, which was two days prior to the submission of the GBPHB's proposal. Consequently, your submission does not satisfy the requirements of Rule 14a-8(b)(2).

Please resubmit your shareholder proposal and a ownership confirmation statement from the record holder that satisfies the requirements of Rule 14a-8. Note that the written confirmation must establish your ownership as of the date of the shareholder proposal. Pursuant to Rule 14a-8(f), your response to this letter must be postmarked, or transmitted electronically, no later than 14 calendar days from the date of your receipt of this letter. Failure to meet this deadline may result in your proposal being excluded from Tyson's 2010 proxy statement. We have attached to this notice of defect a copy of Rule 14a-8 for your convenience.

If you adequately correct the problem within the required time frame, Tyson will then address the substance of your proposal.

Sincerely,

Brett Worlow
Corporate Counsel

Attachment

Cc: Anita Green, Mgr. Socially Responsible Investing, General Board of Pension & Health Benefits - via: anita_green@gbophb.org
R. Read Hudson, Vice President, Associate General Counsel and Secretary

4822-4065-8180.2

Kesner, Janet

From: Kesner, Janet
Sent: Tuesday, September 08, 2009 4:14 PM
To: 'anita_green@gbophb.org'
Cc: Worlow, Brett; Hudson, Read
Subject: General Board of Pension and Health Benefits of the United Methodist Church
Attachments: General Board of Pension & Health Benefits.pdf

Ms. Green:

Pursuant to a request from Mr. Worlow, please see the attached letter sent out today to Ms. Vidette Bullock Mixon at General Board of Pension and Health Benefits of the United Methodist Church.

Thank you

Janet Kesner

Janet Kesner, Paralegal
Tyson Foods, Inc.
Legal Department
2200 Don Tyson Parkway
Springdale, AR 72762
Phone (479) 290-4770
Fax: (479)290-7967
E-mail: janet.kesner@tyson.com

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Tracking no.: 988004805951

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Signed for by: H.HAQUE

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Ship date Sep 8, 2009
Delivery date Sep 9, 2009 10:58 AM

Destination

Evanston, IL
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Date/Time	Activity	Location	Details
Sep 9, 2009 10:58 AM	**Delivered**	Evanston, IL	
Sep 9, 2009 8:00 AM	On FedEx vehicle for delivery	SKOKIE, IL	
Sep 9, 2009 7:32 AM	At local FedEx facility	SKOKIE, IL	
Sep 9, 2009 5:57 AM	At dest sort facility	CHICAGO, IL	
Sep 9, 2009 3:43 AM	Departed FedEx location	MEMPHIS, TN	
Sep 9, 2009 12:15 AM	Arrived at FedEx location	MEMPHIS, TN	
Sep 8, 2009 8:18 PM	Left FedEx origin facility	SPRINGDALE, AR	
Sep 8, 2009 6:10 PM	Picked up	SPRINGDALE, AR	
Sep 8, 2009 3:36 PM	Shipment information sent to FedEx		

EXHIBIT H

Tyson Foods, Inc.

September 8, 2009

Via Federal Express

Mr. Joseph J. Gonzalez
Manager, Community Health and Investment Programs
CHRISTUS Health
2707 North Loop West
Houston, TX 77008

Dear Mr. Gonzalez:

We recently received a shareholder proposal dated as of August 31, 2009 and submitted by you on behalf of the Emerald Assurance Cayman, Ltd. ("Emerald"), which you requested be included in Tyson Foods, Inc.'s ("Tyson") proxy statement for its 2010 annual shareholders' meeting.

Under Rule 14a-8(b)(2) of the Securities Exchange Act of 1934, as amended, in order for the proponent of a shareholder proposal that does not own its shares of record to be eligible to submit such proposal, the proponent must deliver with its proposal proof from the record holder that the shareholder has continuously owned the securities for a period of one year as of the time the shareholder submits the proposal. However, at the time you submitted Emerald's shareholder proposal, you did not provide any proof of eligibility. This results in a failure to satisfy the requirements of Rule 14a-8(b)(2).

Please resubmit your shareholder proposal, including a ownership confirmation statement from the record holder that satisfies the requirements of Rule 14a-8. Note that the written confirmation must establish your ownership as of the date of the shareholder proposal. Pursuant to Rule 14a-8(f), your response to this letter must be postmarked, or transmitted electronically, no later than 14 calendar days from the date of your receipt of this letter. Failure to meet this deadline may result in your proposal being excluded from Tyson's 2010 proxy statement. We have attached to this notice of defect a copy of Rule 14a-8 for your convenience.

If you adequately correct the problem within the required time frame, Tyson will then address the substance of your proposal.

Sincerely,

Brett Worlow
Corporate Counsel

Attachment

cc: Anita Green, Mgr. Socially Responsible Investing, General Board of Pension & Health Benefits -- via: anita_green@gbophb.org
R. Read Hudson, Vice President, Associate General Counsel and Secretary

Kesner, Janet

From: Kesner, Janet
Sent: Tuesday, September 08, 2009 4:11 PM
To: 'anita_green@gbophb.org'
Cc: Worlow, Brett; Hudson, Read
Subject: Emerald Assurance Cayman Ltd.
Attachments: Emerald Assurance.pdf

Ms. Green:
Pursuant to a request from Mr. Worlow, please see the attached letter sent out today to Mr. Joseph Gonzalez at CHRISTUS HEALTH on behalf of Emerald Assurance Cayman Ltd.
Thank you
Janet Kesner

Janet Kesner, Paralegal
Tyson Foods, Inc.
Legal Department
2200 Don Tyson Parkway
Springdale, AR 72762
Phone (479) 290-4770
Fax: (479)290-7967
E-mail: janet.kesner@tyson.com

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Signed for by: Y.WOODARD

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Ship date Sep 8, 2009
Delivery date Sep 9, 2009 10:00 AM

Destination

Houston, TX
Signature Proof of Delivery

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Weight	0.5 lbs/0.2 kg	Reference	12043050

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Date/Time	Activity	Location	Details
Sep 9, 2009 10:00 AM	**Delivered**	Houston, TX	
Sep 9, 2009 8:09 AM	On FedEx vehicle for delivery	HOUSTON, TX	
Sep 9, 2009 7:24 AM	At local FedEx facility	HOUSTON, TX	
Sep 9, 2009 4:14 AM	At dest sort facility	HOUSTON, TX	
Sep 9, 2009 3:25 AM	Departed FedEx location	FORT WORTH, TX	
Sep 9, 2009 12:06 AM	Arrived at FedEx location	FORT WORTH, TX	
Sep 8, 2009 8:18 PM	Left FedEx origin facility	SPRINGDALE, AR	
Sep 8, 2009 6:10 PM	Picked up	SPRINGDALE, AR	
Sep 8, 2009 3:36 PM	Shipment information sent to FedEx		

EXHIBIT I

Tyson Foods, Inc.

September 8, 2009

Via Federal Express

Mr. Joseph J. Gonzalez
Manager, Community Health and Investment Programs
CHRISTUS Health
2707 North Loop West
Houston, TX 77008

Dear Mr. Gonzalez:

We recently received a shareholder proposal dated as of August 31, 2009 and submitted by you on behalf of the CHRISTUS Health ("CHRISTUS"), which you requested be included in Tyson Foods, Inc.'s ("Tyson") proxy statement for its 2010 annual shareholders' meeting.

Under Rule 14a-8(b)(2) of the Securities Exchange Act of 1934, as amended, in order for the proponent of a shareholder proposal that does not own its shares of record to be eligible to submit such proposal, the proponent must deliver with its proposal proof from the record holder that the shareholder has continuously owned the securities for a period of one year as of the time the shareholder submits the proposal. However, at the time you submitted CHRISTUS's shareholder proposal, you did not provide any proof of eligibility. This results in a failure to satisfy the requirements of Rule 14a-8(b)(2).

Please resubmit your shareholder proposal, including a ownership confirmation statement from the record holder that satisfies the requirements of Rule 14a-8. Note that the written confirmation must establish your ownership as of the date of the shareholder proposal. Pursuant to Rule 14a-8(f), your response to this letter must be postmarked, or transmitted electronically, no later than 14 calendar days from the date of your receipt of this letter. Failure to meet this deadline may result in your proposal being excluded from Tyson's 2010 proxy statement. We have attached to this notice of defect a copy of Rule 14a-8 for your convenience.

If you adequately correct the problem within the required time frame, Tyson will then address the substance of your proposal.

Sincerely,

Brett Worlow
Corporate Counsel

Attachment

cc: Anita Green, Mgr. Socially Responsible Investing, General Board of Pension & Health Benefits- via: anita_green@gbophb.org

R. Read Hudson, Vice President, Associate General Counsel and Secretary

4849-4742-6308.2

Kesner, Janet

From: Kesner, Janet
Sent: Tuesday, September 08, 2009 4:09 PM
To: 'anita_green@gbophb.org'
Cc: Worlow, Brett; Hudson, Read
Subject: CHRISTUS HEALTH
Attachments: CHRISTUS HEALTH.pdf

Ms. Green:
Pursuant to a request from Mr. Worlow, please see the attached letter sent out today to Mr. Joseph Gonzalez at CHRISTUS HEALTH.
Thank you
Janet Kesner

Janet Kesner, Paralegal
Tyson Foods, Inc.
Legal Department
2200 Don Tyson Parkway
Springdale, AR 72762
Phone (479) 290-4770
Fax: (479)290-7967
E-mail: janet.kesner@tyson.com

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Tracking no.: 988004805984

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Delivered
Signed for by: Y WOODARD

Shipment Dates

Ship date Sep 8, 2009
Delivery date Sep 9, 2009 10:00 AM

Destination

Houston, TX
Signature Proof of Delivery

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Weight	0.5 lbs/0.2 kg	Reference	12043050

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Date/Time	Activity	Location	Details
Sep 9, 2009 10:00 AM	**Delivered**	Houston, TX	
Sep 9, 2009 8:09 AM	On FedEx vehicle for delivery	HOUSTON, TX	
Sep 9, 2009 7:25 AM	At local FedEx facility	HOUSTON, TX	
Sep 9, 2009 4:14 AM	At dest sort facility	HOUSTON, TX	
Sep 9, 2009 3:25 AM	Departed FedEx location	FORT WORTH, TX	
Sep 9, 2009 12:06 AM	Arrived at FedEx location	FORT WORTH, TX	
Sep 8, 2009 8:18 PM	Left FedEx origin facility	SPRINGDALE, AR	
Sep 8, 2009 6:10 PM	Picked up	SPRINGDALE, AR	
Sep 8, 2009 3:36 PM	Shipment information sent to FedEx		

EXHIBIT J

GENERAL BOARD OF PENSION AND HEALTH BENEFITS
OF THE UNITED METHODIST CHURCH

Caring For Those Who Serve
1201 Davis Street
Evanston, Illinois 60201-4118
847-869-4550
www.gbophb.org

August 29, 2009

R. Read Hudson
Associate General Counsel & Secretary
Tyson Foods, Inc.
2210 West Oaklawn Drive
Springdale, AR 72762-6999

RE: Shareholder Proposal

Dear Mr. Hudson:

The General Board of Pension and Health Benefits of The United Methodist Church (General Board), beneficial owner of 44,958 shares of Tyson Foods stock, is filing the enclosed shareholder proposal for consideration and action at your 2010 Annual Meeting. In brief, the proposal requests that Tyson Foods expand its sustainability report to include measurements, goals and metrics for company – owned and contract animal farms. Per Regulation 14A-12 of the Securities and Exchange Commission (SEC) Guidelines, please include our proposal in the proxy statement.

In accordance with SEC Regulation 14A-8, the General Board has held shares of Tyson Foods totaling at least $2,000 in market value continuously for at least one year prior to the date of this filing. Proof of ownership is enclosed. It is the General Board's intent to maintain ownership of Tyson Foods stock through the date of the 2010 Annual Meeting.

We are hopeful that a meeting to discuss sustainability issues, as requested in my letter addressed to Kevin J. Igli on July 20, 2009, may yet take place. Please feel free to call Anita Green, our Manager of Socially Responsible Investing, with suggested dates or any questions or comments. She is available at 847-866-5287, or by e-mail at anita_green@gbophb.org.

I look forward to hearing from you.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
Director, Corporate Relations

GENERAL BOARD OF PENSION AND HEALTH BENEFITS
OF THE UNITED METHODIST CHURCH

Caring For Those Who Serve
1201 Davis Street
Evanston, Illinois 60201-4118
847-869-4550
www.gbophb.org

Environmental Sustainability/Concentrated Animal Feeding Operation
2010 – Tyson Foods, Inc.

Resolved: Shareholders request that Tyson Foods (Tyson) issue a report, at reasonable cost and omitting proprietary information, describing how the company will reduce the environmental impacts of both company-owned farms, and contract animal farms that comprise Tyson's animal supply. The report should include specific goals and time lines and be made available to shareholders by October 31, 2010.

Supporting Statement: Our company is the world's largest processor and marketer of chicken, beef, and pork, and the second-largest food production company in the *Fortune 500*. Tyson relies heavily on contract farms to provide its supply of animals, for example, the company sources chickens from 87 company-owned farms and approximately 6,700 contract farms. While Tyson currently produces a Sustainability Report that addresses several environmental issues (i.e. freight shipping, packaging, solid waste) related to its feed mills and animal processing facilities, the report does not include goals or metrics for company-owned or contract animal farms.

Concentrated Animal Feeding Operations (CAFOs) are known to emit pollutants such as ammonia, arsenic, hydrogen sulfides, and airborne pathogens. Our company's management noted in the 2008 Form 10-K, "...contract growers care for and raise the chicks according to our standards, with advice from our technical service personnel..." and, "We also enter into various risk-sharing and procurement arrangements with [beef] producers..." Given Tyson's high level of control over its supply of animals throughout their life cycle, concerns arise about the environmental liabilities resulting from our company's contract and company-owned farms.

In a 2003 ruling that may have national implications, a federal court ruled that Tyson Foods shared responsibility for pollution stemming from CAFOs owned by contract farmers in Kentucky.

Efforts to mitigate the environmental impact of CAFOs have been considered by many state and local governments, ranging from proposals to ban new CAFOs (Michigan, Idaho, Tennessee) to testing emissions for levels of ammonia, hydrogen sulfide, nitrogen and phosphorus (Minnesota, Maryland).

We commend Tyson for the environmental programs implemented at its processing plants, which address energy use, solid waste and air emissions. However, in light of growing pressure to hold meat processors responsible and accountable for the environmental performance of their contract farms, we are concerned about the long-term sustainability of the company's business model and we want to ensure that the company is addressing an issue that could adversely affect shareholder value. We also believe that sustainability reports should be comprehensive and reflect all of the company's business operations. Tyson's management must have complete and reliable information in order to make sound business decisions that will preserve shareholder value.

Expanding environmental reporting to include contract and company-owned CAFOs will provide investors and management with a better understanding of Tyson's potential environmental liabilities and opportunities associated with the company's integrated business model.

BNY MELLON | ASSET SERVICING

One Mellon Center Pittsburgh, Pa 15258

BNY MELLON
ASSET SERVICING

August 29, 2009

Videtta Bullock Mixon
General Board of Pension and Health Benefits
Of the United Methodist Church
1201 Davis Street
Evanston, IL 60201

Dear Ms. Videtta Bullock Mixon

This letter is in response to a request for confirmation that the General Board of Pension and Health Benefits of the United Methodist Church has continuously owned shares of Tyson Foods common stock, since July 31, 2008 and that those shares have continuously maintained a market value of at least $2,000.00.

The security is currently held by Mellon Trust, Master Custodian, for the General Board of Pension and Health Benefits of the United Methodist Church in our nominee name at Depository Trust Company.

Please contact me directly at 412-234-6104 with any questions.

Sincerely,

Joshua Frantz

Joshua Frantz
Service Delivery Officer
BNY Mellon

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Tracking no.: 825402602796

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Signed for by: L.PARKER

Shipment Dates

Ship date Sep 11, 2009
Delivery date Sep 14, 2009 8:45 AM

Destination

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Service type	Standard Envelope	Delivered to	Shipping/Receiving

Shipment Travel History

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Date/Time	Activity	Location	Details
Sep 14, 2009 8:45 AM	**Delivered**		
Sep 14, 2009 8:23 AM	On FedEx vehicle for delivery	SPRINGDALE, AR	
Sep 14, 2009 6:52 AM	At local FedEx facility	SPRINGDALE, AR	
Sep 14, 2009 3:25 AM	At dest sort facility	TULSA, OK	
Sep 13, 2009 3:27 PM	Departed FedEx location	MEMPHIS, TN	
Sep 12, 2009 1:00 PM	In transit	MEMPHIS, TN	
Sep 12, 2009 10:15 AM	Arrived at FedEx location	MEMPHIS, TN	
Sep 11, 2009 7:56 PM	Left FedEx origin facility	SKOKIE, IL	
Sep 11, 2009 6:28 PM	Picked up	SKOKIE, IL	

EXHIBIT K

OUR MISSION "To Extend the Healing Ministry of Jesus Christ"

CHRISTUS Health

August 31, 2009

R. Read Hudson,
Vice President, Associate General Counsel and Secretary
Tyson Foods, Inc.
2210 W. Oaklawn Drive
Springdale, AR 72761-6999

Dear Mr. Hudson:

I am writing you on behalf of Emerald Assurance Cayman, Ltd. in support of the stockholder resolution on Expanding Sustainability Reporting. In brief, the proposal requests that Tyson Foods expand its sustainability report to include measurements, goals and metrics for company – owned and contract animal farms.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with General Board of Pensions and Health Benefits for consideration and action by the shareholders at the 2010 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2010 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 1,100 shares of Tyson Foods, Inc. stock and intend to hold $2,000 worth through the date of the 2010 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Anita Green, Manager of Socially Responsible Investing, -- General Board of Pension & Health Benefits – anita_green@gbophb.org

Respectfully yours,

Joseph J. Gonzalez
Manager, Community Health and Investment Programs

Enclosure: 2010 Shareholder Resolution

Cc: Julie Wokaty – ICCR staff – jwokaty@iccr.org
SRIC -- info@sric-south.org
Anita Green -- General Board of Pension & Health Benefits – anita_green@gbophb.org

2707 North Loop West | Houston | TX 77008
Tel 281.936.3000

Environmental Sustainability/Concentrated Animal Feeding Operation
2010 – Tyson Foods, Inc.

Resolved: Shareholders request that Tyson Foods (Tyson) issue a report, at reasonable cost and omitting proprietary information, describing how the company will reduce the environmental impacts of both company-owned farms, and contract animal farms that comprise Tyson's animal supply. The report should include specific goals and time lines and be made available to shareholders by October 31, 2010.

Supporting Statement: Our company is the world's largest processor and marketer of chicken, beef, and pork, and the second-largest food production company in the *Fortune 500.* Tyson relies heavily on contract farms to provide its supply of animals, for example, the company sources chickens from 87 company-owned farms and approximately 6,700 contract farms. While Tyson currently produces a Sustainability Report that addresses several environmental issues (i.e. freight shipping, packaging, solid waste) related to its feed mills and animal processing facilities, the report does not include goals or metrics for company-owned or contract animal farms.

Concentrated Animal Feeding Operations (CAFOs) are known to emit pollutants such as ammonia, arsenic, hydrogen sulfides, and airborne pathogens. Our company's management noted in the 2008 Form 10-K, "...contract growers care for and raise the chicks according to our standards, with advice from our technical service personnel..." and, "We also enter into various risk-sharing and procurement arrangements with [beef] producers..." Given Tyson's high level of control over its supply of animals throughout their life cycle, concerns arise about the environmental liabilities resulting from our company's contract and company-owned farms.

In a 2003 ruling that may have national implications, a federal court ruled that Tyson Foods shared responsibility for pollution stemming from CAFOs owned by contract farmers in Kentucky.

Efforts to mitigate the environmental impact of CAFOs have been considered by many state and local governments, ranging from proposals to ban new CAFOs (Michigan, Idaho, Tennessee) to testing emissions for levels of ammonia, hydrogen sulfide, nitrogen and phosphorus (Minnesota, Maryland).

We commend Tyson for the environmental programs implemented at its processing plants, which address energy use, solid waste and air emissions. However, in light of growing pressure to hold meat processors responsible and accountable for the environmental performance of their contract farms, we are concerned about the long-term sustainability of the company's business model and we want to ensure that the company is addressing an issue that could adversely affect shareholder value. We also believe that sustainability reports should be comprehensive and reflect all of the company's business operations. Tyson's management must have complete and reliable information in order to make sound business decisions that will preserve shareholder value.

Expanding environmental reporting to include contract and company-owned CAFOs will provide investors and management with a better understanding of Tyson's potential environmental liabilities and opportunities associated with the company's integrated business model.

ATTN · Raquel Vinarcay
281-936-7821

Memo

BNY MELLON
ASSET SERVICING

August 31, 2009

Christopher Tamanini
Accounting & Reporting Specialist

R. Read Hudson
Tyson Foods, Inc.
2210 W. Oaklawn Drive
Springdale, AR 72761-6999

Dear Ladies and Gentlemen:

Bank of New York Mellon as custodian for Emerald Assurance Cayman, Ltd. account, hereby verifies that Emerald Assurance Cayman, Ltd. account was a continuous owner of Tyson Foods Inc. common stock with market value of at least $2000.00 for the period September 1, 2008 through August 31, 2009.

Christopher Tamanini
Accounting & Reporting Specialist
BNY Mellon Asset Servicing

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Tracking no.: 796970523652

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Initiated   Picked up   In transit   Delivered

Delivered
Signed for by: D.SLUDE

Shipment Dates

Ship date Sep 23, 2009
Delivery date Sep 24, 2009 8:52 AM

Destination

Springdale, AR
Signature Proof of Delivery

Shipment Facts

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Service type	Priority Envelope	Delivered to	Shipping/Receiving
Weight	0.5 lbs/0.2 kg	Reference	686.600691/RVillareal

Shipment Travel History

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Select time zone: Select

Select time format: 12H | 24H

All shipment travel activity is displayed in local time for the location

Date/Time	Activity	Location	Details
Sep 24, 2009 8:52 AM	**Delivered**	Springdale, AR	
Sep 24, 2009 8:40 AM	On FedEx vehicle for delivery	SPRINGDALE, AR	
Sep 24, 2009 8:03 AM	At local FedEx facility	SPRINGDALE, AR	
Sep 24, 2009 4:15 AM	At dest sort facility	TULSA, OK	
Sep 24, 2009 3:37 AM	Departed FedEx location	FORT WORTH, TX	
Sep 23, 2009 11:43 PM	Arrived at FedEx location	FORT WORTH, TX	
Sep 23, 2009 8:18 PM	Left FedEx origin facility	HOUSTON, TX	
Sep 23, 2009 4:35 PM	Picked up	HOUSTON, TX	
Sep 23, 2009 3:28 PM	Shipment information sent to FedEx		

EXHIBIT L

OUR MISSION "To Extend the Healing Ministry of Jesus Christ"

CHRISTUS Health

August 31, 2009

R. Read Hudson,
Vice President, Associate General Counsel and Secretary
Tyson Foods, Inc.
2210 W. Oaklawn Drive
Springdale, AR 72761-6999

Dear Mr. Hudson:

I am writing you on behalf of CHRISTUS Health in support of the stockholder resolution on Expanding Sustainability Reporting. In brief, the proposal requests that Tyson Foods expand its sustainability report to include measurements, goals and metrics for company – owned and contract animal farms.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with General Board of Pensions and Health Benefits for consideration and action by the shareholders at the 2010 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2010 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 1,700 shares of Tyson Foods, Inc. stock and intend to hold $2,000 worth through the date of the 2010 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Anita Green, Manager of Socially Responsible Investing, -- General Board of Pension & Health Benefits – anita_green@gbophb.org

Respectfully yours,

Joseph J. Gonzalez
Manager, Community Health and Investment Programs

Enclosure: 2010 Shareholder Resolution

Cc: *Julie Wokaty - ICCR staff – jwokaty@iccr.org*
SRIC – info@sric-south.org
Anita Green – General Board of Pension & Health Benefits – anita_green@gbophb.org

2707 North Loop West | Houston | TX 77008
Tel 281.936.3000

Environmental Sustainability/Concentrated Animal Feeding Operation
2010 – Tyson Foods, Inc.

Resolved: Shareholders request that Tyson Foods (Tyson) issue a report, at reasonable cost and omitting proprietary information, describing how the company will reduce the environmental impacts of both company-owned farms, and contract animal farms that comprise Tyson's animal supply. The report should include specific goals and time lines and be made available to shareholders by October 31, 2010.

Supporting Statement: Our company is the world's largest processor and marketer of chicken, beef, and pork, and the second-largest food production company in the *Fortune 500.* Tyson relies heavily on contract farms to provide its supply of animals, for example, the company sources chickens from 87 company-owned farms and approximately 6,700 contract farms. While Tyson currently produces a Sustainability Report that addresses several environmental issues (i.e. freight shipping, packaging, solid waste) related to its feed mills and animal processing facilities, the report does not include goals or metrics for company-owned or contract animal farms.

Concentrated Animal Feeding Operations (CAFOs) are known to emit pollutants such as ammonia, arsenic, hydrogen sulfides, and airborne pathogens. Our company's management noted in the 2008 Form 10-K, "...contract growers care for and raise the chicks according to our standards, with advice from our technical service personnel..." and, "We also enter into various risk-sharing and procurement arrangements with [beef] producers..." Given Tyson's high level of control over its supply of animals throughout their life cycle, concerns arise about the environmental liabilities resulting from our company's contract and company-owned farms.

In a 2003 ruling that may have national implications, a federal court ruled that Tyson Foods shared responsibility for pollution stemming from CAFOs owned by contract farmers in Kentucky.

Efforts to mitigate the environmental impact of CAFOs have been considered by many state and local governments, ranging from proposals to ban new CAFOs (Michigan, Idaho, Tennessee) to testing emissions for levels of ammonia, hydrogen sulfide, nitrogen and phosphorus (Minnesota, Maryland).

We commend Tyson for the environmental programs implemented at its processing plants, which address energy use, solid waste and air emissions. However, in light of growing pressure to hold meat processors responsible and accountable for the environmental performance of their contract farms, we are concerned about the long-term sustainability of the company's business model and we want to ensure that the company is addressing an issue that could adversely affect shareholder value. We also believe that sustainability reports should be comprehensive and reflect all of the company's business operations. Tyson's management must have complete and reliable information in order to make sound business decisions that will preserve shareholder value.

Expanding environmental reporting to include contract and company-owned CAFOs will provide investors and management with a better understanding of Tyson's potential environmental liabilities and opportunities associated with the company's integrated business model.

Attn: Raquel Villarreal
281-936-7821

Memo

BNY MELLON
ASSET SERVICING

August 31, 2009

Christopher Tamanini
Accounting & Reporting Specialist

R. Read Hudson
Tyson Foods, Inc.
2210 W. Oaklawn Drive
Springdale, AR 72761-6999

Dear Ladies and Gentlemen:

Bank of New York Mellon as custodian for CHRISTUS Health account, hereby verifies that CHRISTUS Health account was a continuous owner of Tyson Foods Inc. common stock with market value of at least $2000.00 for the period September 1, 2008 through August 31, 2009.

Christopher Tamanini
Accounting & Reporting Specialist
BNY Mellon Asset Servicing

Detailed Results

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Detailed Results	Notifications

Tracking no.: 796970535830

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Delivered

Initiated | Picked up | In transit | Delivered

Delivered
Signed for by: D.SLUDE

Shipment Dates

Ship date Sep 23, 2009
Delivery date Sep 24, 2009 8:52 AM

Destination

Springdale, AR
Signature Proof of Delivery

Shipment Facts

Help

Service type	Priority Envelope	Delivered to	Shipping/Receiving
Weight	0.5 lbs/0.2 kg	Reference	686.600691/RVillareal

Shipment Travel History

Help

Select time zone: Select

Select time format: 12H | 24H

All shipment travel activity is displayed in local time for the location

Date/Time	Activity	Location	Details
Sep 24, 2009 8:52 AM	**Delivered**	Springdale, AR	
Sep 24, 2009 8:40 AM	On FedEx vehicle for delivery	SPRINGDALE, AR	
Sep 24, 2009 8:02 AM	At local FedEx facility	SPRINGDALE, AR	
Sep 24, 2009 4:15 AM	At dest sort facility	TULSA, OK	
Sep 24, 2009 3:37 AM	Departed FedEx location	FORT WORTH, TX	
Sep 23, 2009 11:43 PM	Arrived at FedEx location	FORT WORTH, TX	
Sep 23, 2009 8:18 PM	Left FedEx origin facility	HOUSTON, TX	
Sep 23, 2009 4:35 PM	Picked up	HOUSTON, TX	
Sep 23, 2009 3:30 PM	Shipment information sent to FedEx		